Descartes Acquires Pentant

Direct Connection to UK Customs and Enhanced Port Community Capabilities Strengthen Descartes’ Customs and Regulatory Compliance Platform

WATERLOO, Ontario, December 8, 2014 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, has acquired Pentant Limited (“Pentant”), a leading UK-based Community System Provider (CSP) offering customs connectivity and import/export inventory control solutions for ocean, truck and air cargo.

Pentant provides its shipper and logistics service provider customers with a reliable and secure connection to both CHIEF (the central UK Revenue & Customs system) and ICS (the European Union Import Control System) to streamline declaration, cargo security and clearance processes. Pentant also helps customers meet UK Revenue & Customs requirements for imports and exports to be managed through an approved inventory control system for the ports of Dover, Portland, Poole, Plymouth, Teignmouth, Bideford and Scrabster, as well as London City and Warton airports.

“As a fully approved UK CSP, Pentant expands the reach of Descartes’ Global Logistics Network with a direct connection to UK Revenue & Customs,” said Ken Wood, Executive Vice President of Product Management at Descartes. “By combining with Pentant, we’ve strengthened the capabilities of our market-leading global Customs and Regulatory Compliance solution portfolio.”

“Descartes’ growing multi-modal logistics community will now benefit from increased customs compliance domain expertise and enhanced service levels in the UK,” said Richard Dobber, SVP of European Sales at Descartes. “In addition, Pentant’s customers will have access to Descartes’ broader set of solutions to improve the performance and productivity of their logistics operations using the Descartes Logistics Technology Platform.”

Descartes acquired Pentant for up-front consideration of GBP 1.8 million (approximately USD $2.8 million at December 5, 2014), plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is GBP 0.3 million (approximately USD $0.4 million at December 5, 2014), based on Pentant achieving revenue-based targets over a one year period. Any earn-out is expected to be paid in fiscal 2016.

On December 8, 2014, Descartes also announced its acquisition of e-customs Inc. (“e-customs”), a leading provider of electronic security and fiscal customs filing solutions in the UK. Prior to the acquisition, e-customs and Pentant were independently operated companies under common control of several private UK investors.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-

The Descartes Systems Group Inc.  |  TSX: DSG |NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495  |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com

intensive businesses. Descartes has over 200,000 connected parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About Pentant

For more information about Pentant, visit www.pentant.co.uk

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; Descartes' expected benefits from the acquisition of the Pentant business; Descartes’ ability to meet the growing demand for automated customs filings solutions; improvement in the operational profitability of Pentant; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully integrate Pentant and realize operating synergies and expected benefits; Descartes’ ability to  successfully develop and market automated customs filings solutions to meet market demand; and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management’s discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Global Media Contact
Mavi Silveira
+1(800) 419-8495 ext. 202416
msilveira@descartes.com

The Descartes Systems Group Inc.  |  TSX: DSG |NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495  |  Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com